PMU News Release #05-06 TSX, AMEX Symbol PMU April 27, 2005

SOUTH MINITA GOLD ZONE EXTENDED WITH DEEP DRILLING;
BOTTOM OF ZONE REMAINS OPEN

Definition drilling continues to expand the South Minita gold zone at depth on Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) El Dorado gold project in El Salvador. Highlights from the latest round of drill results include 18.8 g/t gold over 2.80 meters in hole P04-357 and 9.78 g/t gold over 4.0 meters in hole P04-364.

The productive interval at the South Minita gold zone has now been extended to roughly 200 vertical meters, with the deepest holes returned to date successfully testing the gold zone at elevations of approximately 50 m above sea level. At this elevation, the strike length of South Minita is over 300 meters long, whereas the Minita orebody to the north, which hosts a proven and probable reserve of over 490,000 ounces of gold, necks down to less than 100 meters of strike length at this same elevation. Pacific Rim believes that the top and bottom of the productive interval at South Minita are at lower elevations than at the Minita deposit to the north. South Minita remains open to depth, and the Company is currently drill testing the zone at sea level (roughly 450 meters below surface, or 250 meters below the top of the productive interval).

The South Minita gold zone consists of a number of parallel, mineralized structures. Drilling to date has delineated two veins that have gold-grade continuity over a cumulative strike length of 650 meters. Individual drill holes commonly encounter a number of mineralized vein intersections as can be seen in the following table, lending upside to the potential tonnage of the South Minita gold zone. Drilling is focused on continuing to explore the veins at depth and to fill-in areas that require additional drill testing to enable a resource estimate, which the Company expects to commission in the coming months. Once the South Minita resource is defined, Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources. A positive pre-feasibility study on the Minita ore deposit, located 450 meters to the north of South Minita, indicates operating costs of $163 per gold equivalent ounce, putting the deposit in the lowest quartile for costs on a worldwide basis (see news release #05-01 dated January 27, 2005). An updated drill plan map is available at www.pacrim-mining.com and a new contoured grade-thickness longitudinal section of the South Minita gold zone will be available on the Company’s website shortly.

“Drilling at South Minita continues to outline a robust deposit that is wide open to the south, and at depth”, says Tom Shrake, CEO. “South Minita appears to be a deeper version of Minita located in the same fault zone. We are thrilled with the results to date, which indicate a sizeable area of high-grade gold mineralization is taking shape. We will continue to drill off this discovery until it is fully delineated and look forward to calculating a new resource estimate shortly, and most importantly, documenting the benefits to the existing Minita pre-feasibility study.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Hole No.	Vein or	UTM	Drill hole	From	To	Inter-	True	Gold	Silver
	System	Northing/Easting	azimuth /dip	(meters	(meters	section	Width	(g/t)	(g/t)
	Tested		(degrees)	down	down	(meters)	(meters)
				hole)	hole)
P04-353	South Minita	300350 / 534273	267/50	No Significant Results
P04-354	South Minita	300450 / 534200	275/71	No Significant Results
P04-355	South Minita	300350 / 534273	269/70	268.55	269.15	0.60	0.50	35.20	275
				274.60	275.40	0.80	0.80	17.77	129
				280.50	281.00	0.50	0.50	13.08	144
				294.20	295.90	1.70	1.30	21.40	153
P04-356	South Minita	300450 / 534300	271/58	190.20	190.35	0.15	0.10	8.54	38
P04-357	South Minita	300354/ 534277	254 / 60	255.90	256.65	0.75	0.70	8.19	69
				259.50	262.35	2.85	2.80	18.84	43
P04-358	South Minita	300214 / 534284	270/63	310.50	310.90	0.40	0.30	16.30	119
				311.20	311.60	0.40	0.30	51.27	368
P04-359	South Minita	300392 / 534284	278/61	211.95	212.25	0.30	0.30	24.04	190
				218.85	219.00	0.15	0.15	25.81	184
				241.40	241.95	0.55	0.55	15.75	69
				251.00	251.55	0.55	0.50	12.55	69
				256.45	257.05	0.60	0.50	7.77	49
				259.85	260.00	0.15	0.10	24.52	154
P04-360	South Minita	300912 / 534016	097/60	183.70	189.95	6.25	3.20	6.07	16
P04-361	South Minita	300493 / 534304	273/70	160.30	160.45	0.15	0.15	8.54	73
				295.70	297.50	1.80	1.75	10.25	71
			including	296.60	297.50	0.90	0.85	16.41	119
P04-362	South Minita	300753 / 534070	083/70	52.55	54.10	1.55	0.90	8.49	14
				326.00	327.75	1.75	1.75	11.73	103
P04-363	South Minita	300375 / 534323	274/69	132.50	133.70	1.20	1.10	6.81	32
				254.55	254.75	0.20	0.20	10.89	116
				319.85	320.20	0.35	0.35	10.66	109
				329.45	329.55	0.10	0.10	6.76	30
				322.05	323.05	1.00	1.00	17.76	127
				330.35	330.55	0.20	0.20	7.61	26
P04-364	South Minita	300242 / 534385	270/65	230.20	231.05	0.85	0.80	11.67	65
			including	230.20	230.50	0.30	0.25	19.73	117
			and	230.65	231.05	0.40	0.35	9.68	48
				400.60	402.90	2.30	2.20	7.65	47
				411.65	412.00	0.35	0.25	11.51	40
				416.20	417.15	0.95	0.75	6.44	56
				422.50	427.25	4.75	4.00	9.78	65
			including	426.05	427.25	1.20	0.90	22.26	159

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR. The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

About Pacific Rim Mining Corp.

Pacific Rim is an advanced-stage gold exploration company developing a high-grade, low operating cost ore deposit on its El Dorado gold project in El Salvador. The Company is in the uncommon position of having cash flow from its 49% interest in the Denton-Rawhide gold residual heap leach operation in Nevada with which to conduct its exploration activities. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the impact of the South Minita gold zone on the project’s economics; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar/shtml.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com